UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Provectus Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74373F100

(CUSIP Number)

Courtlandt G. Miller

251 Royal Palm Way, Suite 205

Palm Beach, FL 33480

(561) 543-6802

with copies to:

David W. Bernstein, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018

(212) 813-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 74373F100

1	Name of Reporting Persons Charles Littlejohn
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,936,550
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,936,550
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,936,550
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.53%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Jeffrey A. Morris
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,000,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,000,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,000,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 4.66%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons James F Boyle Jr Credit Shelter Trust
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.004%
14	Type of Reporting Person* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons John G. Gazonas
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,350,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,350,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.64%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons James D. Watson
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,000,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.27%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Times 11, LLC
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 532,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,330,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,330,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.36%
14	Type of Reporting Person* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Steve Smith
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 780,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 780,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 780,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.21%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Al Schwenck
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 45,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Marta Schwenck
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 45,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Jean Stack
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 72,250
	8	Shared Voting Power 0
	9	Sole Dispositive Power 72,250
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,250
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Bill Reinhard
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Scott Webber
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 60,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 60,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Hugh G. Nolan
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 250,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 250,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.07%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Marc Kelley
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 34,150
	8	Shared Voting Power 0
	9	Sole Dispositive Power 34,150
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,150
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Courtlandt G. Miller
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,800
	8	Shared Voting Power 0
	9	Sole Dispositive Power 396,370
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 396,370
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.11%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Peter R. Culpepper
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,474,998
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,474,998
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,474,998
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.95%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Robert Taurosa
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Calvin Wallen III
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person* IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Amendment No. 1 to a Statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.001 per share (“Common Stock”), of Provectus Biopharmaceuticals, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is: 7327 Oak Ridge Highway, Suite A, Knoxville, Tennessee 37931.

Item 4.	Purpose of Transaction

On February 28, 2017, a person representing the Reporting Persons (“Investors”), informed the Issuer that, if investor commitments for at least $8 million were obtained, the Investors proposed to purchase for between $8 million and $20 million units consisting of common stock and a new Preferred Stock of the Issuer. The communication included a draft Term Sheet relating to the proposed investment. As the Issuer was told that at that time, the Investor commitments were less than the minimum amount necessary to cause agreements regarding the commitments that had been made to be effective. Therefore, the Investors’ commitments were not at the time effective. One of the conditions to the proposed financing was that all the officers and directors of the Issuer resign and persons designated by the Investors be elected to the Board.

On March 4, 2017, the Issuer issued a press release in which it announced that it had received a proposal from two investor groups, one of which was the Investors. On the same day, the Issuer’s lawyers sent a lawyer for representatives of the Investors a brief comparison of the two financing proposals and said that the Issuer’s Board had deemed the Investor proposal to be far inferior to the other proposal. On March 8, a representative of the Investors responded, through lawyers, that the Investors had no interest in investing on the terms of the other proposal, and in view of the Board’s belief that the Investor proposal was far inferior to the other proposal, the Investors were withdrawing their proposal. However, the representative of the Investors said that if the other group is not able to provide the described financing, or for any other reason the Issuer’s Board decides that it would like to pursue a financing by the Investors on the terms they had proposed, the principal Investors would try to revive that proposal.

Despite the fact that the Investors had withdrawn their proposal, in order to be prepared to provide funds they believe are critical to the Issuer if the Issuer asked them to revive their proposal, by March 19, 2017, all the Investors agreed that they would commit to invest even though there were only $6 million in commitments. Therefore, their commitments became effective.

On March 20, 2017, the Issuer announced that it had entered into a Definitive Financing Commitment Term Sheet with a group of its shareholders. The press release containing that announcement said that the Issuer had previously received two unsolicited proposals relating to potential equity financings and that its board of directors had rejected the Investors’ proposal because, among other reasons, “the financial terms of [the proposal] were determined to be detrimental to the future of the Company as an ongoing concern.” On March 23, 2017, the Issuer filed a Report on Form 8-K with the Securities and Exchange Commission in which it described the terms of an amended and restated Definitive Commitment Term Sheet. What it described was a financing in the form of a secured convertible loan, secured by a first priority security interest in the Issuer’s intellectual property.

On March 24, 2017, a representative of the Investors sent a letter to the directors of the Issuer in which he said that the transaction described in the Form 8-K would constitute a waste of corporate assets and that unless the Investors receive assurance by March 27, 2017 that the Issuer will not enter into the transaction described in the Form 8-K, they are going to institute litigation in the Delaware courts to prevent the Issuer from entering into that transaction and to hold the directors personally liable for the costs the Issuer has incurred in connection with that transaction and in connection with a recently terminated rights offering.

On March 27, a lawyer for the Issuer responded by stating that if the Investors made a proposal that did not involve Peter R. Culpepper, the Issuer’s Board would consider it. On March 28, 2017, the representative of the Investors responded that they would accept that condition and stated that the Investors would like to begin right away working on the documents regarding the financing transaction they have proposed.

On April 14, 2017, the agreements by which the Investors committed to purchase securities of the Issuer were terminated, and therefore, the Investors no longer were a group and no longer constituted a person for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

This Statement constitutes an exit filing because the Investors no longer are required to file a Statement on Schedule 13D with regard to the Issuer.

POWER OF ATTORNEY

The Investor appoints Courtlandt Miller as the Investor’s true and lawful attorney-in-fact and agent, with full power of substitution, to sign for the Investor in the Investor’s name any or all Notifications on Schedule 13D and any and all other documents, and all amendments to Notifications on Schedule 13D or other documents, that may be filed with the Securities and Exchange Commission relating to a proposal by the Investors to purchase Units from Provectus or the purchase of Units by the Investors, and all exhibits to Notifications and other documents filed with the Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2017	By:	/s/ Courtlandt G. Miller
Courtlandt G. Miller

	By:	Charles Littlejohn*
Charles Littlejohn

	By:	Jeffrey A. Morris*
Jeffrey A. Morris

	By:	Marilyn Thornton*
Trustee, James F Boyle Jr Credit Shelter Trust

	By:	John G. Gazonas*
John G. Gazonas

	By:	James D. Watson*
James D. Watson

	By:	Christopher Rossman*
Managing Member, Times 11, LLC

	By:	Steve Smith*
Steve Smith

	By:	Al Schwenck*
Al Schwenck

	By:	Marta Schwenck*
Marta Schwenck

	By:	Jean Stack*
Jean Stack

	By:	Bill Reinhard*
Bill Reinhard

	By:	Scott Webber*
Scott Webber

By:	Robert Taurosa*
Robert Taurosa

By:	Hugh G. Nolan*
Hugh G. Nolan

By:	Marc Kelley*
Marc Kelley

By:	Peter R. Culpepper*
Peter R. Culpepper

By:	Calvin Wallen III*
Calvin Wallen III

*By:	/s/ Courtlandt Miller
Courtlandt Miller
Attorney in Fact